EXHIBIT 4(a)(5)

RELEASE

THIS RELEASE is entered into this 11th day of October, 2001 by and among INTERNATIONAL THUNDERBIRD GAMING CORPORATION, a for-profit Canadian corporation ("ITGC"), its assignee, THUNDERBIRD GREELEY, INC., a for-profit Colorado corporation ("Greeley") its assignee, SUPPORT CONSULTANTS, INC., a California for-profit corporation ("SCI") collectively doing business with the Viejas Band of Mission Indians ("Viejas") as VT HOPLAND JOINT VENTURE ("Holder") and the HOPLAND BAND OF POMO INDIANS ("Tribe"), a federally recognized Indian Tribe .

RECITALS

A.	Viejas and ITGC, doing business as Holder, previously entered into various agreements with the Tribe for the financing, design and construction of a gaming facility on the Tribe's Hopland Indian Reservation. These agreements consisted of: (1) that certain Limited Recourse Promissory Note dated as of December 20, 1996, pursuant to which the Tribe promised to pay Holder Three Million One Hundred Seventy Eight Thousand Eight Hundred and Eight-two Dollars ($3,178,882.00) ("Note"); (2) a Project Funding Agreement dated as of June 7, 1996 ("Project Funding Agreement"); (3) a Loan Agreement dated as of June 7, 1996 ("Loan agreement") and (4) a Settlement Agreement and Release dated December 20, 1996 (documents 1 through 4 shall hereinafter be referred to collectively as the "Enterprise Financing Documents"); and
B.	On June 8, 1996 IGTC assigned all of its right, title and interest in the Project Funding Agreement and the Loan Agreement ("Loan Agreements") to Greeley and on July 1, 1998 Greeley assigned all of its right, title and interest in the Loan Agreements to SCI.; and
C.	On January 1, 2000, IGTC, Greeley, SCI and the Tribe entered into a Modification and Reaffirmation of the Project Funding and Loan Agreement in which the parties agreed that the Loan Agreements were still in effect; that no party was in default of those Agreements; that the Tribe would commence monthly payments in accordance with the Loan Agreements beginning on January 1, 2000 and would continue to make such monthly payments until April of 2004 and that the Tribe would make its payments under the Loan Agreements by paying one-half of the payment to International Thunderbird Gaming Corporation and one-half of the payment to Viejas; and
D.	At present, the outstanding amount due to Holder under the Note is One Million Five Hundred Seventy-six Thousand Seven Hundred Eight-four Dollars ($1,576,784.00), and the present amount due ITGC, Greeley and SCI (hereinafter collectively referred to as "Thunderbird") under the Note, as their one-half interest, is Seven Hundred Eighty-eight Thousand Three Hundred Ninety-two Dollars ($788,392.00).
E.	The Tribe has agreed to pay and Thunderbird has agreed to accept, as full and complete payment and satisfaction of all sums due to Thunderbird as its one-half interest under the Enterprise Financing Documents, the total sum of Five Hundred Thousand Dollars ($500,000.00) ("Pay-off Amount"); and
F.	To induce the Tribe to pay Thunderbird the Pay-off Amount, the Tribe is requiring that Thunderbird execute a release in form and substance satisfactory to the Tribe pursuant to which the Tribe shall be released from any and all obligations to Thunderbird arising from or related to the Enterprise Financing Documents.

NOW, THEREFORE, in consideration of the payment by the Tribe to Thunderbird of Five Hundred Thousand Dollars ($500,000.00) and the mutual covenants, conditions and promises contained herein, the receipt and sufficiency of which as consideration is expressly acknowledged, the parties agree as follows:

1.         Thunderbird, for and on behalf of themselves and all of their officers, directors, members, owners, attorneys, agents, representatives, heirs, successors and assigns (individually and collectively, the "Thunderbird Parties") acknowledges that the payment of the Pay-off Amount fully satisfies the Tribe's obligations to the Thunderbird Parties as their one-half interest under the Enterprise Financing Documents, notwithstanding any other provisions in the Enterprise Financing Documents to the contrary.

2.         Thunderbird does hereby, jointly and severally, fully and forever RELEASE, ACQUIT and DISCHARGE the Tribe and each of the Tribe's officers, directors, members, owners, attorneys, agents, representatives, heirs, employees, successors and assigns and all others who may have any interest in the matter herein released (individually and collectively, the "Released Parties") of and from all obligations, losses, liability, actions, claims, causes of action, demands, damages, costs and expenses whatsoever, known or unknown, absolute or contingent, liquidated or unliquidated, which any of the Thunderbird Parties, jointly or severally, now have or may have in the future against any of the Released Parties on account of, arising out of, based upon or related to the Enterprise Financing Documents or any of the transactions evidenced or contemplated thereby or related thereto.

            The parties expressly acknowledge and agree that they have been advised by their attorneys that the above release waives the benefits of Sections 1542 of the California Civil Code, which provides:

"A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him would have materially affected his settlement with the debtor."

            As used therein, "debtor" means the Released Parties; and "creditor" means the Thunderbird Parties. The Thunderbird Parties being aware of said Section 1542 hereby expressly waive and relinquish any right they, and each of them, may have thereunder, as well as under any other statutes or common law principles of similar effect with respect to this Release.

            In connection with such Release, the Thunderbird Parties acknowledge that they are aware that they may hereinafter discover claims, counterclaims or facts in addition to or different from those which they now know or believe to exist with respect to the subject matter of this Release, but it is their intention to fully, finally and forever settle and release all of the disputes and differences known and unknown, suspected or unsuspected, which do now exist, may exist in the future or have existed arising out of or in connection with the released claims. The Thunderbird Parties agree that this Release shall remain in effect as a full and complete release of the released claims notwithstanding the discovery or existence of any said additional or different claims, counterclaims or facts arising out of or related to the released claims.

3.         The provisions of this Release shall inure to the benefit of and be binding upon the Thunderbird Parties and the Released Parties. Thunderbird hereby represents and warrants to the Released Parties that no person or entity other than the Thunderbird Parties has any right to or interest in Thunderbird's one-half interest of Seven Hundred Eighty-eight Thousand Three Hundred Ninety-two Dollars ($788,392.00) under the Enterprise Financing Documents and that, upon payment of the Pay-off Amount by the Tribe, the only amount remaining outstanding under the Enterprise Financing Documents will be Seven Hundred Eighty-eight Thousand Three Hundred Ninety-two Dollars ($788,392.00) owed by the Tribe to Viejas. Each of the Thunderbird Parties hereby acknowledges and agrees to indemnify and hold each of the Released Parties harmless from any and all claims, liabilities, losses, costs and expenses, including court costs, attorneys fees and expert witness fees, arising from the Tribe paying Thunderbird Parties the Pay-off Amount or any inaccuracy in the preceding sentence.

4.         This Release shall not operate to release any claims the parties may later have for the enforcement or breach of the obligations created by this release, including those matters for which the Thunderbird Parties have agreed to indemnify the Released Parties.

5.         Each person executing this Release on behalf of a Thunderbird Party represents that he or she has the authority to execute this Release on behalf of his or her respective party and warrants and represents that he or she has the authority to bind to this Release the party he or she represents.

6.         The parties to this Release shall sign all documents and do all acts necessary or desirable in the reasonable opinion of the other party to effect the provisions of this Release.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

Date: October __, 2001                                                     HOPLAND BAND OF POMO INDIANS

By: /s/  Sandra Sigala

Name: Sandra Sigala
Its: Tribal Chairperson

Date: October 11, 2001                                                     INTERNATIONAL THUNDERBIRD GAMING CORPORATION

By: /s/  Jack R. Mitchell

Name: Jack R. Mitchell
Its: President and CEO

Date: October 11, 2001                                                     THUNDERBIRD GREELEY, INC.

By: /s/  Jack R. Mitchell
Name: Jack R. Mitchell
Its: President

Date: October 11, 2001                                                     SUPPORT CONSULTANTS, INC.

By: /s/Kevin McDonald
Name: Kevin McDonald
Its: President

SIGNATURE PAGE TO RELEASE